SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

File No. 813-00385

Ares Management LLC

(Name of Applicant)

2000 Avenue of the Stars
12th Floor
Los Angeles, CA 90067
(Address of principal offices of Applicant)

AMENDMENT NO. 1 TO APPLICATION PURSUANT TO SECTIONS 6(b) AND
6(e) OF THE INVESTMENT COMPANY ACT OF 1940  FOR AN ORDER EXEMPTING
APPLICANTS FROM CERTAIN
PROVISIONS OF THAT ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Michael Wolitzer
Michael D. Weiner	Rajib Chanda
Lisa Klar
Ares Management LLC	Simpson Thacher & Bartlett LLP
2000 Avenue of the Stars, 12th Floor	425 Lexington Avenue
Los Angeles, CA 90067	New York, NY 10017

The Application consists of 29 pages, including exhibits.

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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In the Matter of	:	Amendment No. 1 to Application Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for an Order Exempting Applicant from Certain Provisions of that Act
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Ares Management LLC	:
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2000 Avenue of the Stars	:
Suite 1200	:
Los Angeles, CA 90077	:
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File No. 813-00385	:
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I.          Summary

Ares Management LLC, a Delaware limited liability company (the “Applicant” or the “Company”, and together with any Affiliate (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”)) of the Company, “Ares”), hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “1940 Act”) exempting certain future partnerships, limited liability companies, business trusts or other entities organized by the Applicant and/or its Affiliates as “employees’ securities companies” as defined in Section 2(a)(13) of the 1940 Act, including any existing entities that are currently exempt from registration in reliance on Section 3(c)(1) or 3(c)(7) of the 1940 Act, to the extent, in the future, they can no longer rely on such exemptions (each a “Partnership” and, collectively, the “Partnerships”) from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (the “Rules and Regulations”). With respect to Sections 17(a), (d), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and

Rule 38a-1 under the 1940 Act, Applicant requests a limited exemption as set forth in this application (the “Application”).

No form having been prescribed by the Commission, the Applicant proceeds under Rule 0-2 under the 1940 Act.

The Applicant states that any Partnerships offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

The Partnerships will be established for Eligible Employees (defined below) of Ares as part of a program designed to create investment opportunities that are competitive with those at other investment management and financial services firms and to facilitate the recruitment and retention of high caliber professionals.  To qualify as an Eligible Employee, any current or former officer or director of Ares must be an employee or former employee of Ares.  Each Partnership will have a general partner, managing member or other such similar entity (a “General Partner”) that manages, operates and controls such Partnership. Ares will control each Partnership within the meaning of Section 2(a)(9) of the 1940 Act.

Eligible Employees who seek to invest in the Partnerships will include Ares employees who are engaged in various aspects of the investment management or related financial services businesses, or in administrative, financial, accounting, legal, marketing or operational activities related to such businesses. Eligible Employees and certain of their family members will be individuals who (i) satisfy certain financial and sophistication standards and will not need the protection of the regulatory safeguards intended to protect the public, and (ii) will be accredited investors (“Accredited Investors”) under Rule 501(a)(5) or Rule 501(a)(6) of Regulation D under the Securities Act of 1933 (the “1933 Act”), except that a limited number of Eligible Employees who invest in a Partnership (not to exceed 35) may not be Accredited Investors.

All potential investors in a Partnership (the “Limited Partners”) will be informed that, among other things, (i) interests in the Partnerships (“Interests”) will be sold in transactions exempt under Section 4(a)(2) of the 1933 Act (“Section 4(a)(2)”), or Regulation D or Regulation S promulgated thereunder and thus offered without registration under, and without the protections afforded by the 1933 Act, and (ii) the Partnerships will be exempt from most provisions of the 1940 Act and from the protections afforded thereby.  Interests in a Partnership may be issued in one or more series, each of which corresponds to particular Partnership investments (each, a “Series”). Each Series will be an employees’ securities company within the meaning of Section 2(a)(13) of the 1940 Act.

The Applicant believes that, in view of the facts described below and the conditions contained in this Application, and in view of the access to information, investment sophistication and financial capacity of the Limited Partners, the concerns regarding overreaching and abuse of investors that the 1940 Act was designed to prevent will not be present.

II.        Statement of Facts

A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:

A.        Ares and the Partnerships

Ares is a leading global alternative asset manager with approximately $88 billion of assets under management across a diverse investment platform encompassing tradable credit, direct lending, private equity and real estate as of June, 2015.

Ares intends to form Partnerships to enable Eligible Employees (and their related Qualified Participants, in each case, as defined below) to pool their investment resources. These employees will have the opportunity to receive the benefit of certain investment opportunities that come to Ares’s attention without the necessity of having each investor identify the opportunities and analyze their investment merit. Depending on the objectives of a particular Partnership, the pooling of resources may afford the participants diversification of investments and participation in investments that usually would not be available to them as individual investors. Each Partnership and Series will comply with the terms and conditions of this Application.

A Partnership will be structured as a limited partnership, limited liability company, business trust or other entity. A Partnership may be organized under the laws of Delaware, another state or a jurisdiction outside the United States.  A Partnership may be organized under the laws of a non-U.S. jurisdiction to address any tax, legal, accounting and regulatory considerations applicable to certain Eligible Employees in other jurisdictions or the nature of the investment program.  The investment objectives and policies of the Partnerships may vary from Partnership to Partnership. A Partnership will operate in accordance with its limited partnership agreement or other organizational documents (each, a “Partnership Agreement”). Each Partnership will operate as a closed-end management investment company, and a particular Partnership may operate as a “diversified” or “non-diversified” vehicle within the meaning of the 1940 Act.

An Ares entity will be a General Partner of each Partnership. A General Partner will be structured as a limited partnership, limited liability company or other type of entity organized under the laws of Delaware, another state or jurisdictions outside the United States.  The duties and responsibilities of a General Partner with respect to a Partnership will be set forth in the applicable Partnership Agreement. If a limited liability company structure is used for a Partnership, generally none of the members of the limited liability company would be liable to third parties for the obligations of the Partnership.

The General Partner or another Ares entity will serve as investment adviser (“Investment Adviser”) to a Partnership. The Investment Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), if required under applicable law. The determination as to whether a General Partner or other investment adviser to a Partnership is required to register under the Advisers Act will be made by Ares; no relief in respect of such determination is requested herein. Each Investment Adviser to a Partnership shall comply with the standards prescribed in Sections 9, 36 and 37 of the 1940 Act. The Applicant represents and concedes that the Investment Adviser in managing a Partnership is an “investment adviser” within the meaning of Sections 9 and 36 of the 1940 Act and is subject to those sections.

B.        Eligible Employees and Qualified Participants

Interests in a Partnership will be offered without registration in a transaction exempt under Section 4(a)(2), or Regulation D or Regulation S1 promulgated thereunder, and will be sold only to: (i) Eligible Employees; (ii) at the request of Eligible Employees and the discretion of the General Partner, to Qualified Participants of such Eligible Employees or (iii) to Ares entities.

In order to qualify as an “Eligible Employee,” (a) an individual must (i) be a current or former employee, officer or director or current Consultant (as defined below) of Ares and (ii) except for certain individuals who meet the definition of “knowledgeable employee” in Rule 3c-5(a)(4) under the 1940 Act as if the Partnerships were “Covered Companies” within the meaning of the rule and a limited number of other employees of Ares2 (collectively, “Non-Accredited Investors”), meet the standards of an “accredited investor” under Rule 501(a)(5) or (a)(6) of Regulation D, or (b) an entity must (i) be a current Consultant of Ares and (ii) meet the standards of an “accredited investor” under Rule 501(a) of Regulation D.  A Partnership may not have more than 35 Non-Accredited Investors.

At the request of an Eligible Employee and the discretion of the General Partner, Interests may be assigned by such Eligible Employee, or sold directly by the Partnership, to a Qualified Participant of an Eligible Employee.  In order to qualify as a “Qualified Participant,” an individual or entity must (i) be an Eligible Family Member or Eligible Investment Vehicle (in each case as defined below), respectively, of an Eligible Employee and (ii) if purchasing an Interest from a Partnership, except as discussed below, come within one of the categories of an “accredited investor” under Rule 501(a) of Regulation D.  An “Eligible Family Member” is a spouse, parent, child, spouse of child, brother, sister or grandchild of an Eligible Employee, including step and adoptive relationships.  An “Eligible Investment Vehicle” is (a) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee, (b) a partnership,

1              The Applicant may rely on Regulation S to offer Interests in a Partnership to Ares entities, Eligible Employees and their Qualified Participants who are based outside of the United States and are not U.S. Persons in order to create investment opportunities for such persons. The Applicant may also offer Interests to such persons in reliance on Regulation D. Any such persons will be required to meet the eligibility criteria described herein in order to participate in a Partnership.

2              Such employees must meet the sophistication requirements set forth in Rule 506(b)(2)(ii) of Regulation D under the 1933 Act and may be permitted to invest his or her own funds in the Partnership if, at the time of the employee’s investment in a Partnership, he or she (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment banking or similar business experience, and (c) has had reportable income from all sources of at least $100,000 in each of the two most recent years and a reasonable expectation of income from all sources of at least $140,000 in each year in which such person will be committed to make investments in a Partnership. In addition, such an employee will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in such Partnership and in all other Partnerships in which he or she has previously invested.

corporation or other entity controlled by an Eligible Employee,3 or (c) a trust or other entity established solely for the benefit of an Eligible Employee and/or one or more Eligible Family Members of an Eligible Employee.  An Eligible Employee or Eligible Family Member may purchase an Interest through an Eligible Investment Vehicle only if either (i) the investment vehicle is an accredited investor, as defined in Rule 501(a) of Regulation D under the 1933 Act, or (ii) the applicable Eligible Employee or Eligible Family Member is a settlor and principal investment decision-maker with respect to the investment vehicle. If such investment vehicle is an entity other than a trust, the term “settlor” shall be read to mean a person who created such vehicle, alone or together with other Eligible Employees and/or Eligible Family Members, and contributed funds to such vehicle. Eligible Investment Vehicles that are not accredited investors will be counted in accordance with Regulation D toward the 35 Non-Accredited Investors limit discussed above.

Because of the requirements described above, Interests in each Partnership will be held by persons and entities with a close nexus to Ares through employment (or other ongoing relationship in the case of Consultants (as described below) and/or family ties. However, the status of an individual or entity as a Qualified Participant will not be affected by the termination of employment or other relationship of the relevant Eligible Employee, except under the circumstances described below with respect to Consultants and under “Structure of the Partnerships.”4  The General Partner will have the absolute right to purchase any Interest for its fair value if the General Partner determines in good faith that any participant’s continued ownership of such Interest in a Partnership jeopardizes such Partnership’s status as an “employees’ securities company” under the 1940 Act.

It is anticipated that, at the sole discretion of the General Partner, current consultants or business or legal advisors of Ares may be offered the opportunity to participate in the Partnerships.  Ares believes that persons or entities whom Ares has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to Ares (“Consultants”) share a community of interest with Ares and Ares’ employees.  In order to participate in a Partnership, Consultants must be currently engaged by Ares and will be required to be sophisticated investors who qualify as accredited investors under Rule 501(a) of Regulation D.  If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Partnership through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant and will be required to qualify as Accredited Investors. In addition, such entities will

3              The inclusion of partnerships, corporations, or other entities controlled by an Eligible Employee in the definition of “Eligible Investment Vehicle” is intended to enable Eligible Employees to make investments in the Partnerships through personal investment vehicles for the purpose of personal and family investment and estate planning objectives.  Accordingly, there is a close nexus between Ares and the investment vehicle through the individual who controls the vehicle.

4              As permitted under Section 2(a)(13) of the 1940 Act, Interests may be held by current and former employees, officers and directors of Ares and their Qualified Participants.

be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to Eligible Employees who are employees, officers or directors of Ares and who have an interest in maintaining an ongoing relationship with Ares. Most importantly, the individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the General Partner and/or the officers of Ares responsible for making investments for the Partnerships similar to the access afforded Eligible Employees who are employees, officers or directors of Ares. Accordingly, there will be a close nexus between Ares and such entities.

The limitations on the class of persons who may subscribe for, acquire or hold Interests, in conjunction with other characteristics of the Partnerships, will qualify each Partnership and Series as an “employees’ securities company” under Section 2(a)(13) of the 1940 Act.5

Investing in the Partnerships will be voluntary on the part of Eligible Employees and Qualified Participants.  No sales load or similar fee of any kind will be charged in connection with the sale of Interests.  Eligible Employees will be experienced in the investment management or related financial services businesses or in administrative, financial, accounting, legal, marketing or operational activities related thereto. Eligible Employees will be individuals who satisfy certain financial and sophistication standards, are able to make investment decisions on their own and will not need the protection of the regulatory safeguards intended to protect the public.

Prior to offering Interests to an Eligible Employee or an Eligible Family Member, a General Partner must reasonably believe that each Eligible Employee or Eligible Family Member will be capable of understanding and evaluating the merits and risks of participating in a Partnership and that each such individual is able to bear the economic risk of such participation and afford a complete loss of his or her investments in Partnerships.  The General Partner may impose more restrictive suitability standards in its sole discretion.

C.        Structure of the Partnerships

The management of each Partnership will be vested in its General Partner. All Partnerships will have only Eligible Employees and/or Qualified Participants as Limited Partners and will have minimum capital commitments and restrictions with respect to transferability of Interests.

While the terms of a Partnership will be determined by Ares in its discretion, these terms will be fully disclosed to each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Partnership, to such Qualified Participant, at the time such Eligible Employee or

5                   Section 2(a)(13) of the 1940 Act defines an “employees’ securities company” as “any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer, or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.”

Qualified Participant is invited to participate in the Partnership.  Among other things, each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Partnership, such Qualified Participant, will be furnished with offering materials, including a copy of Partnership Agreement for the relevant Partnership or other organizational document for the relevant Partnership, which will set forth at a minimum the following terms of the proposed investment program, if applicable:

(i)  whether Ares will make a co-investment in the same portfolio securities as the Partnership, and the terms generally applicable to the Partnership’s investment as compared to those of Ares’ investment;

(ii)  the maximum amount of capital contributions that a participant will be required to make to the Partnership during the term of the relevant investment program, or the manner in which such amount will be determined, and the manner in which the capital contributions will be applied towards investments made, and expenses incurred, by the Partnership;

(iii)  whether the General Partner or an Ares entity will offer to make any loans to a participant to purchase the Interest in the Partnership and, if so, the terms of such loans;6

(iv)  whether the General Partner, Ares or any employees of the General Partner or Ares will be entitled to receive any compensation from, or a performance-based fee (such as a “Carried Interest”)7 based on the gains and losses of, the investment program or of the Partnership’s investment portfolio and, if so, the terms of such compensation or performance-based fee;

(v)  whether the General Partner or an Ares entity will acquire a senior or preferred limited partner interest or other senior equity interest in the Partnership or will make any capital contributions or loans to the Partnership and, if so, the terms applicable to the General Partner’s or the Ares entity’s investment in the Partnership or its extension of credit to the Partnership, provided that the applicable rate will be no less favorable than the rate obtainable in an arm’s-length transaction; any indebtedness of the Partnership, other than indebtedness incurred specifically on behalf of a Limited Partner where the Limited Partner has agreed to guarantee the loan or to act as co-obligor on the loan, will be the debt of the Partnership and without recourse

6              A participant will not borrow from any person if such borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own outstanding securities of a Partnership (other than short term paper).

7              A “Carried Interest” is an allocation to the General Partner, a Limited Partner or an Investment Adviser to a Partnership based on net gains in addition to the amount allocable to any such entity in proportion to its capital contributions. A General Partner, Limited Partner or an Investment Adviser that is registered as an investment adviser under the Advisers Act may charge a carried interest only if permitted by Rule 205-3 under the Advisers Act.  If the General Partner, Limited Partner or an Investment Adviser is not registered under the Advisers Act, any allocation of carried interest will comply with Section 205(b)(3) of the Advisers Act (with such Partnership treated as though it were a business development company solely for the purpose of that section).  In addition, a Partnership may invest in other private capital partnerships that themselves are charged a fee meeting the requirements of Rule 205-3 under the Advisers Act. Limited Partners in such Partnerships will receive disclosure of the consequences and costs associated with such arrangements.

to the Limited Partners; and whether the Partnership may borrow from an unaffiliated third party;8

(vi)  the consequences to a Limited Partner who defaults on such Limited Partner’s obligation to fund required capital contributions to the Partnership (including whether such defaulting person’s Interest in existing and future investments will be affected and, if so, the nature of such effects), provided that the General Partner will not require the forfeiture by the defaulting person of a portion of such person’s capital account if the General Partner determines that the defaulting person at the time of default is suffering from, or will suffer, severe hardship as a result of such forfeiture;

(vii)  whether any vesting provisions will apply to a Limited Partner’s Interest and, if so, the terms of such vesting provisions;

(viii)  whether a Limited Partner’s Interests are subject to forfeiture upon termination of the relationship of the Limited Partner (or relevant Eligible Employee) to Ares or the employment of the Limited Partner (or relevant Eligible Employee) by a competitor to Ares or otherwise and, if such forfeiture provisions exist, the terms of the repurchase or cancellation of the Limited Partner’s Interests; and

(ix) the term and dissolution of the Partnership (including that the Partnership may be dissolved prior to the expiration of its term upon the occurrence of specified events).

An Ares entity may purchase Interests in a Partnership that it may award to Eligible Employees as bonuses or similar compensation.  Interests so acquired by an Ares entity will be acquired from the Partnership at the same time and the same price as Interests purchased by the Limited Partners and will be voted in proportion to the votes of the other Limited Partners.  The Ares entity may award these Interests at any time during the life of the Partnership to Eligible Employees as bonus or similar compensation. The sale or award of these Interests by Ares will have no dilutive effect upon the Interests of already existing Limited Partners because the Interests will have already been issued and sold at the closing of the Partnership. Interests awarded as bonus or similar compensation may be subject to vesting arrangements to be determined by Ares.

Eligible Employees may be offered the opportunity to participate in a Partnership through deferred or bonus compensation programs pursuant to which they will be granted awards of (i) Interests in a Partnership or (ii) economic interests substantially similar to those which would be achieved by direct investments in a Partnership of the deferred or bonus amounts.  The deferred compensation plans and/or an Eligible Employee’s interest in such plans: (i) will be subject to the applicable terms and conditions of the Application9, (ii) will only be offered to Eligible

8              A Partnership may, subject to the terms and conditions set out herein, make investments in issuers that are portfolio companies of funds managed by Ares, and such investments may take the form of loans.  However, a Partnership will not make any loans to Ares Management LLC, its subsidiaries or any entity that controls Ares Management LLC.  A Partnership will not borrow from any person if the borrowing would cause the Partnership not to be an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act.

9              For purposes of this Application, a Partnership will be deemed to be formed with respect to each deferred compensation plan and each reference to “Partnership,” “capital contribution,” “General Partner,” “Limited Partner”

Employees who are current employees, officers, directors or Consultants of Ares, (iii) will have restrictions on transferability, including prohibitions on assignment or transfer except in the event of the Eligible Employee’s death or as otherwise required by law, and (iv) will provide information to participants equivalent to that provided to investors and prospective investors in the corresponding Partnership, including, without limitation, disclosure documents and audited financial information.

The purchase price for an Interest may be payable in full upon subscription or in installments as determined by the General Partner.  Eligible Employees may be offered the opportunity to acquire Interests pursuant to the arranging of recourse and non-recourse loans having terms as determined by the General Partner.10 A Partnership may permit capital contributions to be payable in a manner that varies from other Partnerships, including payment through capital calls. The General Partner may defer all or a portion of a scheduled installment payment on prior written notice to the Limited Partners. Upon prior written notice, the General Partner may require payment of all or any part of a deferred payment. The General Partner may determine that all or a portion of the amounts deferred will not be needed to fund Partnership investments. If this determination is made, the General Partner may elect to cancel irrevocably the outstanding obligation of Limited Partners to pay all or a portion of the amounts deferred.

A General Partner may have the right to repurchase or cancel the Interest of (i) an Eligible Employee who ceases to be an employee, officer, director or current Consultant of any Ares entity for any reason or (ii) any Qualified Participant of any person described in clause (i). The Partnership Agreement or private placement memorandum for each Partnership will describe, if applicable, the amount that a Limited Partner would receive upon repurchase, cancellation or forfeiture of its Interest.  A Limited Partner would receive upon repurchase, cancellation or forfeiture of its Interest, at a minimum, the lesser of (i) the amount actually paid by or (subject to any vesting requirements) on behalf of the Limited Partner to acquire the Interest, plus interest, less any distributions, and (ii) the fair market value of the Interest determined at the time of the repurchase or cancellation as determined in good faith by the General Partner.

Interests in each Partnership will be non-transferable except with the prior written consent of the General Partner, and, in any event, no person or entity will be admitted into the Partnership as a Limited Partner unless such person is (i) an Eligible Employee, (ii) a Qualified Participant or (iii) an Ares entity. Consequently, the limitations on the transferability of Interests in the Partnership ensure that the community of interest among the participants will continue through the life of the Partnership.

and “Interest” in this Application will be deemed to refer to the deferred compensation plan, the notional capital contribution to the deferred compensation plan, Ares, a participant of the deferred compensation plan and participation rights in the deferred compensation plan, respectively.

10             In no case will a loan to a prospective Limited Partner be extended or arranged if prohibited by law, including the Sarbanes Oxley Act of 2002.  If an Ares entity extends a loan to a Limited Partner, the loan will be made at an interest rate no less favorable to the Limited Partner than that which could be obtained on an arm’s length basis.

The Partnership will retain the right to require the payment of any unfunded capital contributions from the Limited Partners for any appropriate Partnership purpose, including the payment of Partnership indebtedness, and may be permitted to assign this right to any lender to the Partnership.

Each private placement memorandum or Partnership Agreement of a Partnership will describe the consequences, if any, for a Limited Partner’s Interest in the event of termination of the Limited Partner’s (or relevant Eligible Employee’s) employment or role as a Consultant with Ares, whether for cause or not, or upon his or her bankruptcy, voluntary resignation, death, disability, retirement or otherwise, such as whether an Ares entity will be required to or will have the option to acquire all or part of the Limited Partner’s Interest.  If an Ares entity acquires a Limited Partner’s Interest as a consequence of such a circumstance, such Limited Partner would receive the amount described above in this Section II.C for a repurchase or cancellation of its Interest. Once a Consultant’s ongoing relationship with an Ares entity is terminated: (i) such Consultant and its Qualified Participants, if any, will not be permitted to contribute any additional capital to a Partnership; and (ii) the existing Interests of such Consultant and its Qualified Participants, if any, as of the date of such termination will (A) to the extent the governing documents of a Partnership provide for periodic redemptions in the ordinary course, be redeemed as of the next regularly scheduled redemption date and (B) to the extent the governing documents of a Partnership do not provide for such periodic redemptions (e.g. as a result of the vehicle primarily investing in illiquid investments), be retained.  The amount to be received by the Limited Partner will be subject to any applicable vesting schedule or forfeiture provisions and to the extent there is an oversubscription for a regularly scheduled redemption, existing Interests of the Limited Partner will be redeemed on a pro rata basis with all other Limited Partners who have made a request, in accordance with the governing documents, to be redeemed as of that redemption date and any subsequent regularly scheduled redemption date until all of such Limited Partner’s existing Interests are redeemed. Even if part of a Limited Partner’s Interest is acquired or canceled by Ares, the Limited Partner may still be required to make additional capital contributions for the payment of the Management Fee or other expenses relating to Partnership investments in which the Limited Partner retains an interest.

D.        Management

The General Partner will be responsible for the overall management of each Partnership and will have the authority to make all decisions regarding the acquisition, management and disposition of Partnership investments. However, the General Partner may be permitted to delegate certain of its responsibilities regarding the acquisition, management and disposition of Partnership investments to an Investment Adviser, provided that the ultimate responsibility for, and control of, each Partnership, remain with the General Partner.  A General Partner’s investment decisions for a Partnership may be subject to the approval of an investment committee, comprising senior officers of Ares, but an Ares entity will be ultimately responsible for the affairs and investments of such Partnership. If the General Partner determines that a Partnership enter into any side-by-side investment with an unaffiliated entity, the General Partner will be permitted to engage as sub-investment adviser the unaffiliated entity (an “Unaffiliated Subadviser”), which will be responsible for the management of such side-by-side investment. Where the General Partner has appointed a separate Investment Adviser, the Applicant anticipates that the General Partner will, in most cases, exercise its authority only after receiving a recommendation from the Investment Adviser as to the matter to be acted upon. A General Partner may also delegate administrative responsibilities for a Partnership to an Ares entity.

An Investment Adviser may be paid a management fee (“Management Fee”) for its services to a Partnership, which fee will generally be determined as a percentage of the capital commitments or assets under management (appreciated capital commitments) of the Limited Partners. A General Partner or Investment Adviser may receive a Carried Interest based on the net gains of the Partnership’s investments, in addition to any amount allocable to the General Partner’s or Investment Adviser’s capital contribution.  All or a portion of the Carried Interest may be paid to individuals who are officers, employees or stockholders of the Investment Adviser or its Affiliates.  Certain of the Partnerships may not pay a Carried Interest or a Management Fee, but may pay a fee for administrative services to an Ares entity.

If an Unaffiliated Subadviser is entitled to receive a Carried Interest, it may also act as an additional General Partner of a Partnership solely in order to address certain tax issues relating to the Carried Interest. In all such instances, however, an Ares entity will also be a General Partner of the Partnership and will have exclusive responsibility for making the determinations required to be made by a General Partner under this Application. No Unaffiliated Subadviser will beneficially own any outstanding securities of a Partnership.

Expenses that may be charged by the General Partner or the Investment Adviser to the Partnership could include legal and accounting fees, organizational expenses, administrative expenses and other operating expenses (including the Partnership’s pro rata share of expenses incurred by the General Partner or the Investment Adviser in connection with potential investments). Where a Partnership is formed to invest concurrently with Third Party Funds (defined below), organizational expenses may include such Partnership’s pro rata share of organizational expenses attributable to such Third Party Funds. Ares reserves the right to pay for organizational expenses with respect to a Partnership.

Changes recommended by tax counsel to the Partnerships may be made to the structure of the General Partners and the General Partners’ contribution to the Partnerships so as not to impair the tax status of the Partnerships.

The Applicant represents and concedes that each General Partner and Investment Adviser managing a Partnership is an “investment adviser” within the meaning of Sections 9 and 36 of the 1940 Act and is subject to those sections. In addition, without limiting any recordkeeping requirement imposed by the Advisers Act, a Partnership and its General Partner and Investment Adviser will maintain and preserve such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Limited Partners or that are necessary or appropriate to record transactions with the Partnership. All such records will be subject to examination by the Commission staff.

E.         Investments

Each of the Partnerships will operate as a diversified or non-diversified, closed-end investment company of the management type within the meaning of the 1940 Act; provided, that the governing documents of a Partnership may provide for periodic subscriptions and redemptions.  The investment objectives and policies of each Partnership and whether it will operate as a diversified or non-diversified closed-end vehicle may vary from Partnership to Partnership, and will be set forth in the offering documents relating to the specific Partnership.

Partnerships may be expected to seek capital appreciation through speculative and high-risk investments. Potential investments for the Partnerships include a wide variety of U.S. and non-U.S. assets, including but not limited to public and private debt and equity securities, real estate, commodity futures, derivatives and other financial assets.

The Partnerships may invest either directly or through investments in limited partnerships and other investment pools (including pools that are exempt from registration in reliance on Section 3(c)(1) or 3(c)(7) of the 1940 Act) and investments in registered investment companies.11 Investments may be made side by side with Ares entities and through investment pools (including “Aggregation Vehicles”) sponsored or managed by an Ares entity or an unaffiliated entity.12

It is possible that an investment program may be structured in which a Partnership will co-invest in a portfolio company with Ares or an investment fund or separate account organized primarily for the benefit of investors who are not affiliated with Ares over which an Ares entity or an Unaffiliated Subadviser exercises investment discretion (“Third Party Funds”). Side-by-side investments held by a Third Party Fund, or by an Ares entity in a transaction in which the Ares investment was made pursuant to a contractual obligation to a Third Party Fund, will not be subject to the restrictions contained in Condition 3 below. The General Partner will not delegate management and investment discretion for the Partnership to an Unaffiliated Subadviser or a sponsor of a Third Party Fund. All other side-by-side investments held by Ares entities will be subject to the restrictions contained in Condition 3.

In compliance with Section 12(d)(1)(A)(i) of the 1940 Act, a Partnership will not purchase or otherwise acquire any security issued by a registered investment company if, immediately after such purchase or acquisition, the Partnership would own in the aggregate more than 3% of the outstanding voting stock of such investment company. In addition, a Partnership may acquire shares of money market funds in compliance with Rule 12d1-1 under the 1940 Act.

11                 Applicant is not requesting any exemption from any provision of the 1940 Act or any Rule thereunder that may govern the eligibility of a Partnership to invest in an entity relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or any such entity’s status under the 1940 Act.

12                 An “Aggregation Vehicle” is an investment pool sponsored or managed by an Ares entity that is formed solely for the purpose of permitting a Partnership and other Ares entities or Third Party Funds to collectively invest in other entities. It may often be more efficient for a Partnership and other Ares entities and Third Party Funds to invest in an entity together through an Aggregation Vehicle rather than having each investor separately acquire a direct interest in such entity. An Aggregation Vehicle will not be used to issue interests that discriminate against a Partnership or provide preferential treatment to an Ares entity or other Ares-related investors with respect to a portfolio company investment. Because no investment decisions are made at the Aggregation Vehicle level, the fact that a person who participates in the Partnership’s decision to acquire an interest in an Aggregation Vehicle also serves as an officer, director, general partner or investment adviser of the Aggregation Vehicle would not create a conflict of interest on the part of such person.

A substantial percentage of a Partnership’s investments may be made available to it by Ares. The amount of any particular investment made available to a Partnership will depend upon particular circumstances relating to the investment.

Ares entities (including the General Partner) may receive fees or other compensation and expense reimbursement in various forms for services rendered to companies or other entities in which the Partnerships invest or competitors of such entities. Such fees or other compensation may include, without limitation, transaction fees, closing fees, monitoring fees, advisory fees, placement fees, organization or service fees, financing fees, management fees, directors’ fees, performance-based fees, fees for brokerage and clearing services and compensation in the form of carried interests entitling the Ares entity to share disproportionately in income or capital gains or similar compensation.  Employees of Ares may serve as officers or directors of such entities pursuant to rights held by a Partnership or Ares or other funds managed by Ares to designate such officers or directors, and receive officers’ and directors’ fees and expense reimbursement in connection with such services.  Ares reserves the right not to charge or to waive all or a part of any such fees or other compensation that a Partnership otherwise might incur or bear indirectly or to reduce any fees that it charges to a Partnership by all or a portion of such fees. However, any such fees or other compensation or expense reimbursement received by an Ares entity generally will not be shared with any Partnership.

Ares entities may also engage in activities in the normal course of their investment management and related financial services businesses that may conflict with the interests of the Limited Partners. For example, Ares entities may have pre-existing relationships with companies in which a Partnership invests.  Ares entities may represent potential buyers and sellers of, or may be involved in the restructuring of, a company in which the Partnership may have an investment interest, and the Partnership may thus be limited or precluded from investing in or selling securities issued by such a company.

Ares entities may come into possession of inside information concerning specific companies and a Partnership’s investment flexibility may be constrained as a consequence of Ares’ inability to use the information for investment purposes. Furthermore, an Ares entity may act as a broker for both a Partnership and for another person on the other side of the transaction. These potential conflicts of interest, to the extent relevant to an investment in a Partnership, will be disclosed to the Limited Partners.

F.         Distributions

The profits and losses of a Partnership will be determined in compliance with applicable tax rules and regulations and in accordance with the Partnership Agreement or other governing documents of the Partnership.  Amounts apportioned to the General Partner will be distributed to the General Partner. Unless otherwise specifically provided in the Partnership Agreement, the capital accounts of the Limited Partners will not be reduced below zero. Distributions of Partnership profits will be made at the time and in the amounts determined by the General Partner in accordance with the terms of the Partnership Agreement. The General Partner will have discretion in distributing cash and proceeds from the Partnership’s investments to the Limited Partners.

G.        Reports and Accounting

A Partnership will send its Limited Partners an annual financial statement with respect to those Series in which the Limited Partner had an Interest within 120 days after the end of each fiscal year of the Partnership, or as soon as practicable after the end of the Partnership’s fiscal year. The annual financial statement will be audited13 by independent certified public accountants.  In addition, as soon as practicable after the end of each fiscal year of a Partnership, a report will be sent to each Limited Partner setting forth the information with respect to such Limited Partner’s share of income, gains, losses, credits and other items for U.S. federal and state income tax purposes resulting from the operation of the Partnership during that year.

H.        Partnership Term and Dissolution

The term of a Partnership will be set forth in its Partnership Agreement. Each Partnership may be dissolved prior to the expiration of its term upon the occurrence of certain specified events, also set forth in its Partnership Agreement. Upon dissolution of a Partnership, the Partnership’s assets will be distributed in accordance with its Partnership Agreement.

III.       Request for Relief and Legal Analysis

Applicant respectfully requests that the Commission issue an Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Partnerships from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations. With respect to Sections 17(a), (d), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, Applicant requests a limited exemption as set forth in this Application.

Applicant states that in the event a Partnership is offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination of the Application by the Commission, such Partnership will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

A.        Status as Employees’ Securities Companies

Each Partnership and Series will be an “employees’ securities company” as that term is defined in Section 2(a)(13) of the 1940 Act. Under Section 6(b) of the 1940 Act, the Commission is required, upon application, to exempt an employees’ securities company if and to the extent that the exemption is consistent with the protection of investors. Section 6(b) requires the Commission to give due weight to, among other things: (i) the form of organization and the capital structure of the company; (ii) the persons who will own and control the company’s voting securities, evidences of indebtedness and other securities; (iii) the prices at which securities issued by the company will be sold and any applicable sales load; (iv) the disposition of the proceeds of the securities issued by the company; (v) the character of securities in which those proceeds will be invested; and (vi) the existence of any relationship between the company and

13  “Audit” will have the meaning defined in Rule 1-02(d) of Regulation S-X.

the issuers of securities held by the company. The Applicant submits that the Commission should grant the requested relief on the basis of these factors as applied to the Partnerships.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities. Under Section 6(e) of the 1940 Act, the Commission, in connection with any Order exempting an investment company from any provision of Section 7 of the 1940 Act, may require that certain provisions apply to such company, and to other persons in their transactions and relations with such company, as though the company were registered under the 1940 Act, if the Commission deems such requirements necessary or appropriate in the public interest or for the protection of investors.

B.        Community of Interests

The Applicant asserts that the protections afforded by the 1940 Act are generally unnecessary for a Partnership in view of the community of economic and other interests among the Limited Partners and Ares. The community of interest is based on (i) the concern of Ares with the morale of its employees and the ability of Ares to attract and retain highly qualified personnel; (ii) the absence of any public group of investors in the Partnerships; and (iii) Ares’ participation in the investments of a Partnership through its general partnership interest and, in certain circumstances, as a limited partner, in co-investing Third Party Funds. In the last example, a Partnership’s co-investment with partnerships managed by Ares or its Affiliates, where Ares has an economic interest that is aligned with that of the Partnership, provides Ares with an economic incentive to act in the best interests of the Partnership.

The Applicant also notes that a Partnership’s investment program will be conceived and organized by persons who may be directly or indirectly investing, or eligible to invest, in such Partnership. Further, the Partnerships will not be promoted to Eligible Employees by persons outside of Ares seeking to profit from fees for investment advice or from the distribution of securities.

Ares represents, as to each Partnership, that:

1.            Ares will control the Partnership within the meaning of Section 2(a)(9) of the 1940 Act. Ares, the General Partner and any other person acting for or on behalf of the Partnership shall act in the best interest of the Partnership and its security holders.

2.            Whenever Ares, the General Partner or any other person acting for or on behalf of the Partnership is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Partnership and its security holders.  Any person that acts for or on behalf of a Partnership, including any General Partner of a Partnership and any member of an investment committee of a Partnership, will be (as applicable) an ‘employee, officer, director, member of an advisory board, investment adviser, or depositor’ of the Partnerships within the meaning of Sections 9 and 36 of the 1940 Act and will be subject to those sections.

3.         The organizational documents for, and any other contractual arrangement regarding, the Partnership, will not contain any provision which protects or purports to protect Ares, the General Partner or their delegates against any liability to the Partnership or its security holders to which such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

C.        Burdens of Compliance

The Applicant maintains that requiring the Partnerships to comply with the various provisions of the 1940 Act would present the Partnerships with unnecessary burdens. As noted above, the operation of the Partnerships is not likely to result in the abuses that the 1940 Act was designed to remedy. In addition, the Applicant notes that the Partnership Agreement of each Partnership will provide substantial protection to investors by (i) containing specific requirements with respect to matters such as valuations and access of Limited Partners to reports and (ii) restricting the General Partner’s authority in a number of respects, including limiting its ability to make certain amendments to the Partnership Agreement.

D.        Specific Relief

1.         Section 17(a)

Section 17(a) generally prohibits any affiliated person of a registered investment company, or any affiliated person of an affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the company.

The Applicant requests an exemption from Section 17(a) of the Act to the extent necessary to permit an Ares entity or a Third Party Fund (or any “affiliated person,” as defined in the 1940 Act, of any such entity or Third Party Fund), acting as principal, to purchase or sell securities or other property to or from any Partnership or any company controlled by such Partnership. Any such transactions to which any Partnership is a party will be effected only after a determination by the General Partner that the requirements of condition 1 below have been satisfied. In addition, these transactions will be effected only to the extent not prohibited by the applicable Partnership Agreement.

The requested relief will not extend to any transactions between a Partnership and an Unaffiliated Subadviser or an affiliated person of an Unaffiliated Subadviser or between a Partnership and any person who is not an employee, officer or director of Ares or is an entity outside of Ares and is an affiliated person of the Partnership as defined in Section 2(a)(3)(E) of the 1940 Act (“Advisory Person”) or any affiliated person of such a person.

The Applicant submits that the exemption it seeks from Section 17(a) of the 1940 Act will be consistent with the purposes of the Partnerships and the protection of investors. Limited Partners will be informed in a Partnership’s offering materials of the possible extent of the Partnership’s dealings with Ares and of the potential conflicts of interest that may exist. As professionals engaged in financial services businesses, the Limited Partners will be able to evaluate the risks associated with those dealings. The Applicant asserts that, moreover, the community of interest among the Limited Partners and Ares will serve to reduce the risk of abuse in transactions involving a Partnership and Ares or an Ares entity.

The considerations described above will protect each Partnership and limit the possibilities of conflict of interest and abuse of the type that Section 17(a) was designed to prevent. Consistent with the foregoing, the Partnerships agree to abide by the conditions set forth below to the relief requested from Section 17(a). In addition, the Applicant, on behalf of the Partnerships, represents that any transactions otherwise subject to Section 17(a) of the Act, for which exemptive relief has not been requested, would require approval of the Commission.

2.         Section 17(d) and Rule 17d-1

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit any affiliated person or principal underwriter of a registered investment company, or any affiliated person of such person or principal underwriter, acting as principal, from participating in any joint arrangement with the company unless authorized by the Commission. The Applicant requests relief to permit affiliated persons of the Partnerships, or affiliated persons of any such persons, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which a Partnership or companies controlled by the Partnerships participate.

The requested relief will not extend to any transaction in which an Unaffiliated Subadviser or an Advisory Person, or an affiliated person of either such person, has an interest, except in connection with a Third Party Fund sponsored by an Unaffiliated Subadviser.

The Applicant submits that it is likely that suitable investments will be brought to the attention of a Partnership because of its affiliation with Ares or Ares’s large capital resources. The Applicant also submits that the types of investment opportunities considered by a Partnership often require each investor to make funds available in an amount that may be substantially greater than what a Partnership may be able to make available on its own. The Applicant contends that, as a result, the only way in which a Partnership may be able to participate in these opportunities may be to co-invest with other persons, including its Affiliates. The Applicant notes that each Partnership will be primarily organized for the benefit of Eligible Employees as an incentive for them to remain with Ares and for the generation and maintenance of goodwill. The Applicant believes that, if co-investments with Ares are prohibited, the appeal of the Partnerships would be significantly diminished. The Applicant asserts that Eligible Employees wish to participate in such co-investment opportunities because they believe that (i) the resources of Ares enable it to analyze investment opportunities to an extent that individual employees would not be able to duplicate, (ii) investments made by Ares will not be generally available to investors even of the financial status of the Eligible Employees, and (iii) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

The Applicant asserts that the flexibility to structure co-investments and joint investments will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent. The Applicant states that the concern that permitting co-investments by Ares and a Partnership might lead to less advantageous treatment of the Partnership should be mitigated by the fact that Ares will be acutely concerned with its relationship with the investors in the Partnership and the fact that senior officers and directors of Ares entities will be investing in the Partnership. In addition, the Applicant asserts that compliance with Section 17(d) would cause the Partnership to forgo investment opportunities simply because a Limited Partner, the General Partner or any other affiliated person of the Partnership (or any Affiliate of the affiliated person) made a similar investment.

Co-investments with Third Party Funds, or by an Ares entity pursuant to a contractual obligation to a Third Party Fund, will not be subject to Condition 3 below. The Applicant notes that it is common for a Third Party Fund to require that Ares invest its own capital in Third Party Fund investments and that Ares investments be subject to substantially the same terms as those applicable to the Third Party Fund. The Applicant believes it is important that the interests of the Third Party Fund take priority over the interests of the Partnerships and that the Third Party Fund not be burdened or otherwise affected by activities of the Partnerships. In addition, the Applicant asserts that the relationship of a Partnership to a Third Party Fund is fundamentally different from a Partnership’s relationship to Ares. The Applicant contends that the focus of, and the rationale for, the protections contained in the requested relief are to protect the Partnerships from any overreaching by Ares in the employer/employee context, whereas the same concerns are not present with respect to the Partnerships vis-à-vis a Third Party Fund.

In summary, the requested relief under Section 17(d) of the 1940 Act is necessary in light of the purpose of each Partnership. Given the criteria for Eligible Employees and the conditions with which the Partnerships have agreed to comply, the requested relief is appropriate in light of the purposes of the 1940 Act.

The considerations described above will protect each Partnership and limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent. Consistent with the foregoing, the Partnerships agree to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1. In addition, the Applicant represents that any transactions otherwise subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, for which exemptive relief has not been requested, would require approval by the Commission.

3.         Section 17(e) and Rule 17e-1

Section 17(e) of the 1940 Act and Rule 17e-1 under the 1940 Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. The Applicant requests an exemption from Section 17(e) to permit an Ares entity (including the General Partner) that acts as an agent or broker to receive placement fees, advisory fees or other compensation from a Partnership in connection with the purchase or sale by the Partnership of securities, provided that the fees or other compensation are deemed “usual and customary.” The Applicant states that for the purposes of the Application, fees or other compensation that are charged or received by an Ares entity will be deemed “usual and customary” only if (i) the Partnership is purchasing or selling securities with other unaffiliated third parties, including Third Party Funds, (ii) the fees or other compensation being charged to the Partnership (directly or indirectly) are also being charged to the unaffiliated third parties, including Third Party Funds, and (iii) the amount of securities being purchased or sold by the Partnership (directly or indirectly) does not exceed 50% of the total amount of securities being purchased or sold by the Partnership (directly or indirectly) and the unaffiliated third parties, including Third Party Funds. The Applicant asserts that, because Ares does not wish to appear to be favoring the Partnerships, compliance with Section 17(e) would prevent a Partnership from participating in transactions where the Partnership is being charged lower fees than unaffiliated third parties also participating in the transaction.  The concerns of overreaching and abuse that Section 17(e) and Rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that the fees or other compensation paid by a Partnership to an Ares entity are those negotiated at arm’s length with unaffiliated third parties.

Rule 17e-l(b) requires that a majority of directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) take actions and make approvals regarding commissions, fees or other remuneration. Rule 17e-1(c) requires the board of directors of an investment company relying on the rule to satisfy the fund governance standards set forth in Rule 0-1(a)(7) (the “Fund Governance Standards”). The Applicant requests an exemption from Rule 17e-l to the extent necessary to permit each Partnership to comply with the rule without having a majority of the directors14 of the General Partner who are not interested persons take actions and make determinations as set forth in paragraph (b) of the rule and without having to satisfy the standards set forth in paragraph (c) of the rule. The Applicant states that because all the directors or other governing body of the General Partner will be affiliated persons, without the relief requested, a Partnership could not comply with Rule 17e-1. The Applicant states that each Partnership will comply with Rule 17e-l by having a majority of the directors (or members of a comparable body) of the Partnership or its General Partner take such actions and make such approvals as set forth in the rule. The Applicant states that each Partnership will otherwise comply with Rule 17e-1.

4.         Section 17(f)

Section 17(f) of the 1940 Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member of a national securities exchange or the company itself in accordance with Commission rules. Rule 17f-1 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange. The Applicant requests relief from Section 17(f) of the 1940 Act and subsections (a), (b) (to the extent such subsection refers to contractual requirements), (c) and (d) of Rule 17f-1 under the 1940 Act to the extent necessary to permit an Ares entity to act as custodian for a Partnership without a written contract. Since there is a close association between a Partnership and Ares, requiring a detailed written contract would expose the Partnership to unnecessary burden and expense. The Applicant also requests relief from the requirement in paragraph (b)(4) of the rule that an independent accountant periodically verify the Partnership’s assets held by the custodian. The Applicant believes that, because of the community of interest between Ares and the Partnerships and the existing requirement for an independent audit, compliance with this requirement would be unnecessary.

14                 All references to directors or boards of directors of the General Partner made herein and intended to include the substantial equivalent in respect of an entity that does not have a board of directors (e.g., “managers” or “boards of managers” of a Delaware limited liability company).

Except as set forth above, a Partnership relying on Rule 17f-1 will otherwise comply with the provisions of the rule.

Section 17(f) of the 1940 Act designates the entities that may act as investment company custodians, and Rule 17f-2 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments. The Applicant requests relief from Section 17(f) of the 1940 Act and Rule 17f-2 under the 1940 Act to permit the following exceptions from the requirements of Rule 17f-2: (i) a Partnership’s investments may be kept in the locked files of Ares, the General Partner or the Investment Adviser; (ii) for purposes of paragraph (d) of the rule, (a) employees of the General Partner (or Ares) will be deemed to be employees of the Partnerships, (b) officers or managers of the General Partner of a Partnership (or Ares) will be deemed to be officers of the Partnership, and (c) the General Partner of a Partnership or its board of directors will be deemed to be the board of directors of the Partnership; and (iii) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees, each of whom will have sufficient knowledge, sophistication and experience in business matters to perform such examination. With respect to certain Partnerships, some of their investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. The Applicant asserts that, for such a Partnership, these instruments are most suitably kept in the files of Ares, the General Partner or the Ares entity that serves as investment adviser to the Partnership, where they can be referred to as necessary. The Applicant will comply with all other provisions of Rule 17f-2.

5.         Section 17(g) and Rule 17g-1

Section 17(g) of the 1940 Act and Rule 17g-1 under the 1940 Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons of a registered investment company take certain actions and give certain approvals relating to fidelity bonding. Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors. Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more parties from the prohibitions on joint transactions contained in Section 17(d) of the 1940 Act and the rules thereunder.

The Applicant requests relief to the extent necessary to permit the General Partner’s board of directors, who may be deemed interested persons, to take actions and make determinations as set forth in the rule. The Applicant also requests an exemption from the requirements of: (i) paragraph (g) of Rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors; (ii) paragraph (h) of the rule relating to the appointment of a person to make the filings and provide the notices required by paragraph (g); and (iii) paragraph (j)(3) of the rule relating to compliance with the Fund Governance Standards. The Partnerships will comply with all other requirements of Rule 17g-1.

The Applicant states that, because all directors or other governing body of the General Partner will be affiliated persons, a Partnership could not comply with Rule 17g-1 without the requested relief. In light of the purpose of the Partnerships, and the community of interest among the Partnerships and between the Partnerships and the General Partner, the Applicant believes that little purpose would be served by this requirement even if it were feasible. Specifically, each Partnership will comply with Rule 17g-1 by having a majority of the General Partner’s directors (or members of a comparable body) take actions and make determinations as set forth in the rule.

The Applicant believes that the filing requirements are burdensome and unnecessary as applied to the Partnerships. The General Partner will maintain the materials otherwise required to be filed with the Commission by paragraph (g) of Rule 17g-1 and agree that all such materials will be subject to examination by the Commission and its staff. The General Partner will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the rule. The Applicant submits that no purpose would be served in complying with the requirements of the rule related to filing information with the Commission. While filing information related to fidelity bonds may serve to protect public investors, as employees’ securities companies, the Partnerships will not have public investors. Exempting the Partnerships from these provisions does not diminish investor protections, as Limited Partners will receive the protections offered by the Partnerships’ compliance with other provisions of Rule 17g-1. Moreover, the Partnerships will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1.

In addition, the Applicant maintains that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the Partnerships do not and will not have boards of directors. The General Partner of a Partnership will be the functional equivalent of the board of directors of an investment company. As stated above, the General Partner appoints the person responsible for maintaining the information that would otherwise be filed with the Commission under paragraph (g) of the rule and has access to all such information. The information that would otherwise be filed with the Commission under paragraph (g) of the rule includes the full scope of the information for which notices would otherwise be given to the board of directors under the rule. It therefore would be unnecessary to give notices to the General Partner regarding this information.

For the same reasons, the Applicant believes that the requirements relating to disinterested directors and their counsel in paragraphs (j)(3) of Rule 17g-1 are burdensome and unnecessary as applied to the Partnerships. As discussed above, the Partnerships will have no boards of directors, and therefore it is not feasible to require the approval of joint fidelity bonds by disinterested directors of the Partnerships. Moreover, in light of the purpose of the Partnerships and the community of interest among the Partnerships and between the Partnerships and the General Partner, the Applicant believes that little purpose would be served by this requirement even if it were feasible. The Applicant also states that each Partnership will otherwise comply with Rule 17g-1. The fidelity bond of each Partnership will cover Ares employees who have access to the securities and funds of the Partnership.

6.         Section 17(j) and Rule17j-1

Section 17(j) of the 1940 Act and paragraph (b) of Rule 17j-1 under the 1940 Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. The Applicant requests relief from Section 17(j) and the provisions of Rule 17j-1, except for the antifraud provisions of paragraph (b), because they are unnecessarily burdensome as applied to the Partnerships. Requiring each Partnership to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time consuming and expensive and would serve little purpose in light of, among other things, the community of interest among the participants in the Partnership by virtue of their common association with Ares (either as employees or Consultants of Ares) and the substantial and largely overlapping protections afforded by the conditions with which such Partnership has agreed to comply. The Applicant believes that the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any Partnership. The relief requested will only extend to Ares entities and is not requested with respect to any Unaffiliated Subadviser or Advisory Person.

7.         Sections 30(a), (b), (e) and (h)

The Applicant requests an exemption from the requirements in Sections 30(a), 30(b) and 30(e) of the 1940 Act, and the rules promulgated thereunder, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. The Applicant contends that the forms prescribed by the Commission for periodic reports have little relevance to the Partnerships and would entail administrative and legal costs that outweigh any benefit to the Limited Partners. The Applicant requests relief to the extent necessary to permit each Partnership to report annually to its Limited Partners as described herein. The Applicant also requests an exemption from Section 30(h) of the 1940 Act to the extent necessary to exempt the General Partner of each Partnership, members of the General Partner or any board of managers or directors or committee of Ares employees to whom the General Partner may delegate its functions, and any other persons who may be deemed to be members of an advisory board of a Partnership, from filing Forms 3, 4 and 5 under Section 16(a) of the 1934 Act with respect to their ownership of Interests in the Partnership. The Applicant asserts that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

8.         Rule 38a-1

Rule 38a-1 requires that every registered investment company adopt and implement written compliance policies and procedures and review those policies and procedures annually. Rule 38a-1 also requires the designation of a chief compliance officer, and requires the chief compliance officer to report directly to the fund’s board.

Each Partnership will comply with Rule 38a-1(a), (c) and (d), except that (i) since the Partnership does not have a board of directors, the board of directors or other governing body of the General Partner will fulfill the responsibilities assigned to the Partnership’s board of directors under the rule, and (ii) since the board of directors or other governing body of the General Partner does not have any disinterested members, (a) approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained, and (b) the Partnerships will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors or other governing body of the General Partner as constituted.

IV.       Applicant’s Conditions

The Applicant agrees that any order granting the requested relief will be subject to the following conditions:

1.         Each proposed transaction involving a Partnership otherwise prohibited by Section 17(a) or Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to which a Partnership is a party (the “Section 17 Transactions”) will be effected only if the General Partner determines that (i) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Limited Partners of the Partnership and do not involve overreaching of the Partnership or its Limited Partners on the part of any person concerned, and (ii) the Section 17 Transaction is consistent with the interests of the Limited Partners, the Partnership’s organizational documents and the Partnership’s reports to its Limited Partners.15

In addition, the General Partner of a Partnership will record and preserve a description of all Section 17 Transactions, the General Partner’s findings, the information or materials upon which the findings are based and the basis for the findings. All such records will be maintained for the life of the Partnership and at least six years thereafter and will be subject to examination by the Commission and its staff.16

2.         The General Partner of each Partnership will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Partnership or any affiliated person of such person, promoter or principal underwriter.

3.         The General Partner of each Partnership will not invest the funds of the Partnership in any investment in which an “Affiliated Co-Investor” (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer and where the investment transaction involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Partnership and an Affiliated Co-Investor are participants (each such investment, a “Rule 17d-1 Investment”), unless any such Affiliated Co-Investor, prior to

15             If a Partnership invests through an Aggregation Vehicle and such investment is a Section 17 Transaction, this condition will apply with respect to both the investment in the Aggregation Vehicle and any investment by the Aggregation Vehicle of Partnership funds.

16             Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

disposing of all or part of its investment, (i) gives the General Partner sufficient, but not less than one day’s, notice of its intent to dispose of its investment, and (ii) refrains from disposing of its investment unless the Partnership has the opportunity to dispose of the Partnership’s investment prior to or concurrently with, on the same terms as and pro rata with, the Affiliated Co-Investor.17 The term “Affiliated Co-Investor” with respect to any Partnership means any person who is (i) an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Partnership (other than a Third Party Fund), (ii) Ares, (iii) an officer or director of Ares, (iv) an Eligible Employee, or (v) an entity (other than a Third Party Fund) in which an Ares entity acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-Investor (i) to its direct or indirect wholly owned subsidiary, to any company (a “Parent”) of which the Affiliated Co-Investor is a direct or indirect wholly owned subsidiary or to a direct or indirect wholly owned subsidiary of its Parent, (ii) to immediate family members of the Affiliated Co-Investor or a trust or other investment vehicle established for any Affiliated Co-Investor or any such immediate family member, or (iii) when the investment is comprised of securities that are (a) listed on a national securities exchange registered under Section 6 of the 1934 Act, (b) NMS stocks pursuant to Section 11A(a)(2) of the 1934 Act and Rule 600(a) of Regulation NMS thereunder, (c) government securities as defined in Section 2(a)(16) of the 1940 Act or other securities that meet the definition of “Eligible Security” in Rule 2a-7 under the 1940 Act, or (d) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.         Each Partnership and its General Partner will maintain and preserve, for the life of each Series of the Partnership and at least six years thereafter, such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Limited Partners in the Partnership, and each annual report of the Partnership required to be sent to the Limited Partners, and agree that all such records will be subject to examination by the Commission and its staff.18

5.         Within 120 days after the end of each fiscal year of each Partnership, or as soon as practicable thereafter, the General Partner of each Partnership will send to each Limited Partner having an Interest in the Partnership at any time during the fiscal year then ended Partnership financial statements audited by the Partnership’s independent accountants with respect to those Series in which the Limited Partner had an Interest, except under certain circumstances in the case of a Partnership formed to make a single portfolio investment.  In such cases, the Partnership may send unaudited financial statements, but each Limited Partner will

17           If a Partnership invests in a Rule 17d-1 Investment through an Aggregation Vehicle, the requirements of clauses (i) and (ii) of this sentence shall apply to both the Affiliated Co-Investor’s disposition of such Rule 17d-1 Investment and, if the Affiliated Co-Investor also holds a Rule 17d-1 Investment through such Aggregation Vehicle, its disposition of all or part of its investment in the Aggregation Vehicle.

18              Each Partnership will preserve the accounts, books, and other documents required to be maintained in an easily accessible place for the first two years.

receive financial statements of the single portfolio investment audited by such entity’s independent accountants. At the end of each fiscal year, the General Partner will make or cause to be made a valuation of all of the assets of the Partnership as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Partnership. In addition, within 120 days after the end of each fiscal year of each Partnership (or as soon as practicable thereafter) the General Partner will send a report to each person who was a Limited Partner at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Limited Partner of that partner’s federal and state income tax returns and a report of the investment activities of the Partnership during that fiscal year.

6.         If a Partnership makes purchases or sales from or to an entity affiliated with the Partnership by reason of an officer, director or employee of an Ares entity (i) serving as an officer, director, general partner, manager or investment adviser of the entity (other than an entity that is an Aggregation Vehicle), or (ii) having a 5% or more investment in the entity, such individual will not participate in the Partnership’s determination of whether or not to effect the purchase or sale.

V.        Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, The Applicant states that its address is as indicated on the cover page of this Application. The Applicant further states that all written communications concerning this Application should be directed to the address set forth on the cover page. The Applicant requests that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.

Pursuant to Rule 0-2(c)(l) under the 1940 Act, the Applicant states that under the provisions of the Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its officers or other governing body, as applicable. The Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.

For the foregoing reasons, the Applicant requests that the SEC enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act granting the Applicant the relief sought by this Application.

The Applicant named below has caused this Application to be duly signed on its behalf on October 29, 2015. The certification required by Rule 0-2(c)(l) under the 1940 Act is attached as Exhibit A of this Application, and the verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B of this Application.

ARES MANAGEMENT LLC

By:	/s/ Michael Weiner
Name: Michael Weiner
Title: Chief Legal Officer and Secretary

Exhibit A

Authorization

Officer’s Certificate

The undersigned, being a duly appointed officer of Ares Management LLC, does hereby certify that this Application is signed by Michael Weiner, Chief Legal Officer and Secretary of Ares Management LLC, pursuant to the general authority vested in him as such under his appointment as Chief Legal Officer and Secretary of Ares Management LLC.

IN WITNESS WHEREOF, I have set my hand this 29th of October, 2015.

ARES MANAGEMENT LLC

By:	/s/ Naseem Sagati
Name: Naseem Sagati
Title: Senior Associate General Counsel

Exhibit B

Verification

The undersigned states that he has duly executed the foregoing Application, dated October 29, 2015, for and on behalf of Ares Management LLC, that he is the Chief Legal Officer and Secretary of Ares Management LLC, and that all actions by partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ARES MANAGEMENT LLC

By:	/s/ Michael Weiner
Name: Michael Weiner
Title: Chief Legal Officer and Secretary